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                                   UNITED  STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                           (Amendment No. _________)*

                              COYOTE VENTURES CORP.
________________________________________________________________________________
                                (Name of Issuer)

                    COMMON STOCK, $0.001 PER SHARE PAR VALUE
________________________________________________________________________________
                         (Title of Class of Securities)

                                   224082 10 7
                     ______________________________________
                                 (CUSIP Number)

                                 PETER WHITEHEAD
                               2440 Queens Avenue
                        West Vancouver, British Columbia
                                 Canada  V7V 2Y6

                                  604-562-3096
________________________________________________________________________________
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)


                                 OCTOBER 8, 2002
________________________________________________________________________________
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP  No.  224082  10  7
-------------------------


1.     Names  of  Reporting  Persons     PETER  WHITEHEAD
I.R.S.  Identification  Nos.  of  above  persons  (entities  only).:


2.     Check  the  Appropriate  Box  if  a  Member of a Group (See Instructions)
(a)     [_]
(b)     [_]
---

3.     SEC  Use  Only:


4.     Source  of  Funds  (See  Instruction):     PF


5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):


6.     Citizenship  or  Place  of  Organization:     CANADIAN  CITIZEN


Number  of  Shares  Beneficially  by  Owned  by  Each  Reporting  Person  With:

7.     Sole  Voting  Power:          1,700,000  SHARES(1)
                                     --------------------

8.     Shared  Voting  Power:          NOT  APPLICABLE
                                       ---------------

9.     Sole  Dispositive  Power:     1,700,000  SHARES(1)
                                     --------------------

10.     Shared  Dispositive  Power:     NOT  APPLICABLE
                                        ---------------

11.     Aggregate  Amount Beneficially Owned by Each Reporting Person: 1,700,000
                                                                       ---------
SHARES(1)
---------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

     NOT  APPLICABLE
     ---------------

13.     Percent  of  Class  Represented  by  Amount  in  Row  (11):     14.4%(1)
                                                                        --------

14.     Type  of  Reporting  Person  (See  Instructions)          IN
                                                                  --


(1) Mr. Whitehead beneficially owns 1,500,000 shares of the Company's common stock and options to purchase 200,000 shares of the Company's common stock. The options are exercisable at a price of $2.50 per share until September 9, 2004.

ITEM  1.     SECURITY  AND  ISSUER.

The class of equity securities to which this Statement relates is shares of common stock, par value $0.001 per share (the "Shares"), of COYOTE VENTURES CORP., a Nevada Corporation (the "Company"). The principal executive offices of the Company are located at PO Box 73575, 1014 Robson Street, Vancouver, BC V6E 4L9.

ITEM  2.     IDENTITY  AND  BACKGROUND

A.     Name  of  Person  filing  this  Statement:

PETER  WHITEHEAD  (the  "Holder")

B.     Residence  or  Business  Address:

The residential address of Mr. Whitehead is 2440 Queens Avenue, West Vancouver, British Columbia, Canada V7V 2Y6.

C.     Present  Principal  Occupation  and  Employment:

Mr. Whitehead has been a director of the Company since October 16, 2002. Mr. Whitehead was also appointed the Vice President - Corporate Development of the Company on October 16, 2002.

D.     Mr.  Whitehead  has  not  been  convicted  in  any  criminal  proceeding
(excluding traffic violations or similar misdemeanors) during the last five years.

E. Mr. Whitehead has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

F.     Citizenship:     Mr.  Whitehead  is  a  citizen  of  Canada.

ITEM  3.     SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION.

Mr. Whitehead acquired 1,500,000 shares of common stock of the Company from a director of the Company, on October 8, 2002 for an aggregate purchase price of $7,500 US. The purchase of the shares of common stock by Mr. Whitehead was consummated in a private transaction and the consideration for the acquisition has been paid from the personal funds of Mr. Whitehead.

ITEM  4.     PURPOSE  OF  TRANSACTION

On October 8, 2002, Mr. Whitehead, as transferee, acquired 1,500,000 shares of our common stock (representing approximately 13.0% of the outstanding shares of our common stock) for an aggregate purchase price of $7,500 US from a director of the Company. The purchase of the shares of common stock by Mr. Whitehead from the transferor was consummated in a private transaction and Mr. Whitehead is now a beneficial owner of the Company. The transfer of shares occurred in connection with the appointment of Mr. Whitehead as a director of the Company.

The purpose or purposes of the acquisition of the Shares by Mr. Whitehead was for investment purposes. Depending on market conditions and other factors, Mr. Whitehead may acquire additional shares of the Company's common stock as he deems appropriate, whether in open market purchases, privately negotiated transactions or otherwise. Mr. Whitehead also reserves the right to dispose of some or all of the Shares in the open market, in privately negotiated transactions to third parties or otherwise.

As of the date hereof, except as described above, Mr. Whitehead does not have any plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's Certificate of Incorporation or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

ITEM  5.     INTEREST  IN  SECURITIES  OF  THE  ISSUER.

A. As of October 8, 2002, the Holder holds beneficially the following securities of the Company:

Title of Security     Amount          Percentage of Shares of Common Stock*
-----------------     ------------    ------------------------------------------
Common  Stock          1,700,000       14.4%  (1)


*calculated  in  accordance  with  Rule  13d-3

(1) Mr. Whitehead beneficially owns 1,500,000 shares of the Company's common stock and options to purchase 200,000 shares of the Company's common stock. The options are exercisable for a price of $2.50 per share until September 9, 2004.

B. The Holder has the sole power to vote or to direct the vote of the Shares held by him and has the sole power to dispose or to direct the disposition of the Shares held by him.

C. The Holder has effected the following sales of the Company's securities during the 60 days prior to October 8, 2002

Date  of  Transaction Number of Shares Price Per Share Where and How
                                                       Transaction was Effected
--------------------- ---------------- --------------- ------------------------
September  9,  2002     200,000        Not applicable  Grant  of  options  to
                                                       purchase 200,000 shares
                                                       of the Company's common
                                                       stock, exercisable at a
                                                       price of $2.50  per
                                                       share  until  September
                                                       9,  2004.

D.     Not  Applicable.

E.     Not  Applicable.

ITEM  6.     CONTRACTS,  ARRANGEMENTS,  UNDERSTANDINGS  OR  RELATIONSHIPS  WITH
RESPECT  TO  SECURITIES  OF  THE  ISSUER.

     None.

ITEM  7.     MATERIAL  TO  BE  FILED  AS  EXHIBITS.

          None.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    Oct. 18/02
                                   _________________________________________
                                                 Date

                                    /s/ PETER  WHITEHEAD

                                   _________________________________________
                                                  Signature

                                        PETER  WHITEHEAD
                                   _________________________________________
                                                  Name/Title


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